SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Monthly Return of Equity Issuer on Movements in Securities for the month ended April 30, 2009 submitted by the Registrant on May 7, 2009 for publication by The Stock Exchange of Hong Kong Limited.

1.2	Announcement dated May 8, 2009 relating to resignation of directors of the Registrant.

1.3	Press Release of the Registrant dated 8 May 2009 regarding the successful spin-off and listing of the Hong Kong and Macau operations on The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy):	30/4/09

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer	Hutchison Telecommunications International Limited
Date Submitted	7 May 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	2332	Description:	Ordinary Share

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	10,000,000,000	0.25	2,500,000,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	10,000,000,000	0.25	2,500,000,000

(2) Stock code:	N/A	Description:	N/A

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	N/A	Description :	Preference Share

	No. of preference shares	Par value (US$)	Authorised share capital (US$)
Balance at close of preceding month	1,000,000	0.01	10,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	1,000,000	0.01	10,000

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

Total authorised share capital at the end of the month (State currency) :	Ordinary Shares: HK$2,500,000,000 Preference Shares: US$10,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No. of preference	No. of other classes
	(1)	(2)	shares	of shares
Balance at close of preceding month	4,814,346,208	N/A	NIL	N/A

Increase/ (decrease) during the month	NIL	N/A	NIL	N/A

Balance at close of the month	4,814,346,208	N/A	NIL	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1. Share

Option

Scheme

approved on

19/5/2005

Ordinary shares	NIL	NIL	NIL	NIL	NIL	4,383,334

(Note 1)

2. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)

3. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)
			Total A. (Ordinary shares)		NIL

			(Preference shares)		N/A

			(Other class)		N/A

Total funds raised during the month from exercise of options (State currency)			NIL

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B.	(Ordinary shares)	N/A
			(Preference shares)		N/A
			(Other class)		N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

		Total C. (Ordinary shares)			N/A

		(Preference shares)			N/A

		(Other class)			N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )

	shares (Note 1)	N/A	N/A

2.	N/A

( / / )

	shares (Note 1)	N/A	N/A

3.	N/A

( / / )

	shares (Note 1)	N/A	N/A

	Total D. (Ordinary shares)	N/A

	(Preference shares)	N/A

	(Other class)	N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
				Class of shares issuable (Note 1)	N/A
5. Scrip dividend	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares repurchased (Note 1)	N/A

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares redeemed (Note 1)	N/A
7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares issuable (Note 1)	N/A

8. Consideration issue	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)						N/A

(Preference shares)						N/A

(Other class)						N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	NIL

					(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						NIL

Total increase /(decrease) in other classes of shares during the month (i.e. Total of A to E):						N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Edith Shih

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2332)

RESIGNATION OF DIRECTORS

Reference is made to the joint announcements of HWL and the Company on 4 March, 14 April and 20 April 2009 respectively regarding the Proposed Spin-off, the Distribution and the Introduction.

The Board is pleased to note that dealings in HTHKH Shares on the Main Board of the Stock Exchange commenced today, 8 May 2009, the Listing Date. The Board announces that with effect from the Listing Date, (i) Mr. Wong King Fai, Peter, the chief executive officer and executive director of HTHKH, resigns as an Executive Director to further the independence of HTHKH’s board and management from that of the Company, a principal consideration for effecting the Proposed Spin-off under the Listing Rules; and (ii) Mr. Gerald Ma Lai Chee ceases automatically as an Alternate Director to Mr. Wong.

Reference is made to the joint announcements of HWL and the Company on 4 March, 14 April and 20 April 2009, respectively, regarding the Proposed Spin-off, the Distribution and the Introduction (the “Announcements”).

The Board is pleased to note that dealings in HTHKH Shares on the Main Board of the Stock Exchange commenced today, 8 May 2009, the Listing Date.

The Board announces that with effect from the Listing Date, (i) Mr. Wong King Fai, Peter, the chief executive officer and executive director of HTHKH, resigns as an Executive Director to further the independence of HTHKH’s board and management from that of the Company, a principal consideration for effecting the Proposed Spin-off under the Listing Rules; and (ii) Mr. Gerald Ma Lai Chee ceases automatically as an Alternate Director to Mr. Wong.

Each of Messrs. Wong and Ma has confirmed that he has no disagreement with the Board and there is no matter that needs to be brought to the attention of the Shareholders in relation to his resignation. Save for the information disclosed above, the Board is also not aware of any matters relating to the resignations of Messrs. Wong and Ma that are required to be disclosed or brought to the attention of the Shareholders pursuant to Listing Rule 13.51(2). The Board would like to take this opportunity to thank Messrs. Wong and Ma for their valuable contributions to the Company.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

“ADS”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“Board”	the board of Directors

“Company” or “HTIL”	Hutchison Telecommunications International Limited a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“HWL”	Hutchison Whampoa Limited a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13), a substantial shareholder and a connected person of the Company

“Introduction”	shall have the meaning ascribed to that term in the joint announcements of HWL and the Company made on 4 March, 14 April and 20 April 2009, respectively

“Listing Date”	8 May 2009, the date on which dealings of the HTHKH Shares commenced on the Main Board of the Stock Exchange

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Proposed Spin-off”	shall have the meaning ascribed to that expression in the joint announcements of HWL and the Company made on 4 March, 14 April and 20 April 2009 respectively

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Shareholder(s)”	holder(s) of Shares from time to time

As at the date of this announcement, the Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 8 May 2009

Exhibit 1.3

Successful Spin-Off and Listing of Hong Kong and Macau Operations on Hong Kong Stock Exchange

Hong Kong, 8 May 2009 - Hutchison Telecommunications International Limited (‘Hutchison Telecom’; SEHK:2332; NYSE:HTX) today announced the successful spin-off and listing of the Company’s Hong Kong and Macau operations on the Main Board of The Stock Exchange of Hong Kong Limited (‘Stock Exchange’). The listing was by way of introduction of the shares of Hutchison Telecommunications Hong Kong Holdings Limited (‘HTHKH’) on the Stock Exchange which began trading on 8 May 2009 (SEHK: 215, Level 1 Unlisted ADS Ticker: HTHKY ).

As part of the spin-off, Peter Wong, the CEO and Executive Director of HTHKH, resigned today from the Board of Hutchison Telecom.

After the spin-off, Hutchison Telecom remains a leading telecom company focussed on growth in the dynamic markets of its Indonesia, Vietnam, Sri Lanka, Thailand and Israel operations.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Israel, and operates mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.